



Steve Le Roux · 2nd

Founder & CEO at Envel

Boston, Massachusetts, United States · 500+ connections ·

Contact info

Envel

Harvard University

Featured

We've raised $2.7M seed! 🥳 So proud of our incredible Envel team! Thank you to all...



👍 💚 ❤️ 171 · 49 Comments

Something big is coming in the U.S. this fall 😉💪🚀...



The World's Smartest Bank Account

👍 💚 😲 116 · 13 Comments

Our keep...

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Experience



Founder & CEO
Envel
Mar 2018 – Present · 2 yrs 9 mos
Boston/London

Founded at Harvard, backing from MIT, we've engineered the first ever AI-based autonomous bank account to give us financial superpowers.



Advisory Board Member, International Retail Banking and Fintech Council
Lafferty Group
May 2018 – Present · 2 yrs 7 mos
London, United Kingdom



Associated British Foods plc
4 yrs 4 mos



Consulting on Innovation, AB Agri
Aug 2017 – Feb 2018 · 7 mos
United Kingdom

(AB Agri Agricultural division) - www.abagri.com

Support the business in the following areas.
- Innovation initiatives throughout the businesses.   ...see mor



Head of Product Innovation, AB Agri
Apr 2015 – Aug 2017 · 2 yrs 5 mos
United Kingdom

(AB Agri Agricultural division) - www.abagri.com

Lead Innovator on design and development of NIR4Farm, a portable Near Infrared Reflectance (NIR) device designed to analyse forage in real-time. Use it for real time analysis of f ...see mor


NIR4 Farm


NIR4 Farm: Real-time forage intelligence

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Founder & Director
Mobile Expertise
May 2011 – Nov 2013 · 2 yrs 7 mos
London, United Kingdom



Interim Head of Information Technology
NEST Corporation

Dec 2010 – Apr 2011 · 5 mos
London, United Kingdom

NEST Corporation runs the Workplace pensions scheme, accountable to Parliament through the Department for Work and Pensions (DWP).

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Education



Harvard University
Professional Graduate Certificate in Strategic Management
2015 – 2018

This graduate level course covers the goals of an organization; social, political, technological, economic, global factors; evaluation of industry, market structure, corporate responsibility, ethics and marketing management.



Harvard University
Master's Degree module, Strategic Management
2018 – 2018



Harvard University
Master's Degree module, Marketing Management
2018 – 2018

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Volunteer experience



Help to read using peripheral vision
Macular Disease Society
2010 – 2013 · 3 yrs
Health

Skills & endorsements

Strategy · 36

 Endorsed by **Mark Brown and 3 others who are highly skilled at this**

 Endorsed by **3 of Steve's colleagues at E**

Start-ups · 35

 Endorsed by **Mark Longstaff, who is highly skilled at this**

 Endorsed by **2 of Steve's colleagues at E**

Management · 26

 Endorsed by **Mark Brown and 1 other who is highly skilled at this**

 Endorsed by **2 of Steve's colleagues at E**

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Recommendations

Received (7)   Given (3)



Stephen Delaney
Senior Product Manager - Platform

April 22, 2010, Stephen reported directly to Steve

Stephen has the drive and passion of an entrepreneurial sp allied to a pragmatic real world sense. He has the vision to short term gains and long term wins while keeping a team energised, focused and delivery orientated. I would recomm Stephen to lead any group in any field at any time.



Robert Ivory
Senior Business Analyst at Haven Power

March 23, 2010, Robert worked with Steve but at different companies

Stephen is an outstanding IT consultant and successful bus leader. His technical experience, leadership abilities and entrepreneurial flair make him a valuable asset and I would hesitate to recommend him.

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Accomplishments

2 **Honors & Awards**

Innovation award • Honoured by the Government of the British Virgin Islands

2 **Patents**

System and Method for Intelligent User Programmable Bank Accounts • System and Method for Intelligent Autonomous Banking

1 **Language**

English

1 **Organization**

AB Agri – Formula 24

Interests

 **Arianna Huffington** in

Founder and CEO at Thrive Global
9,546,233 followers

 **Deloitte**

6,050,812 followers

 **Massachusetts Institute of Techn...**

871,212 followers

 **Shell**

4,896,276 followers

 **Satya Nadella** in

CEO at Microsoft
8,535,568 followers

 **Goldman Sachs**

2,349,143 followers

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